

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Yilü Chen
Chief Financial Officer
Jianpu Technology Inc.
5F Times Cyber Building, 19 South Haidian Road
Haidian District, Beijing
People's Republic of China

> **Re: Jianpu Technology Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38278**

Dear Yilü Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Disclosure Review Program


cc: Haiping Li, Esq.